

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2012

Via: E-mail
Dr. Avi Katz
Chief Executive Officer
GigOptix, Inc.
130 Baytech Drive
San Jose, California 95134

     RE: **GigOptix, Inc.**
                Form 8-K dated February 25, 2012
                Filed February 28, 2012
                File No. 000-54572

Dear Mr. Katz:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Jeffrey Jaramillo

               Jeffrey Jaramillo
               Accounting Branch Chief